# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Triple Flag Precious Metals Corp., CIK 0001829726
CUSIP: 89679M104
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, 161 BAY STREET, SUITE 4535, TORONTO, Ontario Canada (A6), M5J 2S1
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0000902664-23-002314
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P, 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 133,241,535; shared voting power 0; sole dispositive power 133,241,535; shared dispositive power 0; aggregate amount beneficially owned 133,241,535 (64.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Triple Flag Precious Metals Corp.
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, 161 BAY STREET, SUITE 4535, TORONTO, Ontario Canada (A6), M5J 2S1
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 21, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 31, 2025, Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the SEC on March 31, 2026 and Amendment No. 3 to the Schedule 13D filed with the SEC on June 30, 2026 (as amended, the "Schedule 13D"). This Amendment No. 4 amends and restates Item 5(a) and supplements Items 4 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of this Amendment No. 4, including, without limitation, information as to the rights and obligations of the Reporting Person pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 4 for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 205,685,460 Common Shares outstanding as of November 3, 2026, as disclosed in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 3, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amendment and Restatement of Margin Loan Agreements

On November 6, 2026, the Reporting Person, in its capacity as investment manager on behalf of Elliott International and Elliott, entered into amended and restated versions of the Elliott International Margin Loan Agreement and the Elliott Margin Loan Agreement (collectively, the "Amended and Restated Margin Loan Agreements") with JPMorgan Chase Bank, N.A., as lender, administrative agent and calculation agent, and the other lenders party thereto from time to time (including any additional lenders that may become parties thereto in accordance with the terms thereof), pursuant to which (i) the aggregate principal amount under the Elliott International Margin Loan Agreement was increased from $204 million to $884 million and (ii) the aggregate principal amount under the Elliott Margin Loan Agreement was increased from $96 million to $416 million, representing an increase in the aggregate principal amount under the Margin Loan Agreements from $300 million to $1.3 billion.

In connection with the Amended and Restated Margin Loan Agreements, TFM Aggregator entered into amended and restated versions of the Pledge Agreements (the "Amended and Restated Pledge Agreements"), pursuant to which TFM Aggregator pledged an additional 110,361,730 Common Shares as collateral to secure the obligations of Elliott International and Elliott thereunder. Following these additional pledges, an aggregate of 133,241,535 Common Shares constitute Pledged Securities under the Amended and Restated Pledge Agreements.

The Amended and Restated Margin Loan Agreements and the Amended and Restated Pledge Agreements contemplate that additional lenders may become parties thereto from time to time and that further technical amendments may be entered into to accommodate these additional lenders. In connection with the admission of any additional lenders, a proportionate number of the existing Pledged Securities may be allocated to collateral accounts established for the additional lenders in accordance with their respective commitments under the Amended and Restated Margin Loan Agreements. Each additional lender would be granted a security interest in the Pledged Securities, subject to the terms of the applicable Amended and Restated Pledge Agreement, including limitations on the exercise of rights and remedies with respect to Pledged Securities held in collateral accounts allocated to other lenders.

The Amended and Restated Margin Loan Agreements also provide for an extension of the maturity date to March 31, 2028.

Except as described above, the material terms of the financing arrangements previously disclosed in Amendment No. 2 remain substantially unchanged.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (11/06/2026)